

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

<u>Via E-mail</u>
Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, NC 27560

> **Re:** **MaxPoint Interactive, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 2, 2014**
> **CIK No. 0001611231**

Dear Mr. Epperson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

6. We note references to third party information throughout the prospectus, including, but not limited to, references to information and statistics from Euromonitor, BIA/Kelsey and Planet Retail. Please provide us with marked copies of any materials that support third party statements, clearly-cross-referencing a statement with the underlying factual support. In addition, please confirm whether any other referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Prospectus Summary, page 1

7. We note your statements throughout the prospectus that you are a "leading" business intelligence and marketing automation software provider. Please expand your disclosure to provide the measure by which you have determined your market position, your relative market share in these markets and how nascent the market is.

8. Please clarify what products and services you provide to your customers. Your reliance on the marketing term "solutions" in lieu of "products" or "services" makes your disclosure more difficult to understand. In addition, please try to avoid the use of jargon, such as "disruptive" and "industry verticals."

9. Please disclose that your MaxPoint Intelligence Platform was introduced in 2011.

10. We note that your software platform seeks to combine your proprietary Digital Zip architecture, business analytics and marketing automation, to analyze and consider a

variety of data sources based upon customized product offers. However, your reference that your software platform predicts and targets specific products that local buyers intend to purchase in real time "with a high degree of accuracy" may convey some type of quantitative measurement. Please revise or advise. Alternatively, please provide objective support. Refer to pages 3 and 78. In addition, please revise your risk factor on page 14.

11. Please explain how you define and measure "consumer intent." Please discuss what you mean by reaching the "most likely" consumers or local buyers and provide objective standards to support your assertion.   Briefly explain here and in more detail in the Business section how you deliver your customers' advertising to only these specific consumers.

12. Provide context to clarify your use of "local," in terms of both retail locations and buyers/consumers.

13. Please revise to disclose the published year for your reference to several leading advertising agencies as ranked by Advertising Age.

14. We understand your business intelligence and marketing automation solution depends on your ability to leverage significant amounts of data. To provide investors with greater context, please revise your disclosure to further explain how your consumer purchase intent model captures raw data. For example, please explain how you able to gather and analyze individual web pages browsed by consumers in each Digital Zip. Please revise here and under your Business section.

15. To provide balance, please revise to specifically address continued ecommerce growth.

Risks Related to Our Business, page 5

16. Please revise to disclose that three advertising agencies represented customers accounting for approximately 41% of your revenue for the year ended December 31, 2013. In addition, please briefly highlight how agency trading desks may impact your business and competitive position within the market.

Management's Discussion and Analysis…, page 51

Overview, page 51

17. You disclose that your revenue is derived primarily from display advertising. We also note on page 82 that your consumer purchase intent model allows you to determine the optimal media mix – such as display, mobile, social or video – that is most suitable for the specific product involved in the campaign. Please expand your disclosure to describe

how a shift in the media mix could impact your reportable revenue, revenue ex-tac and gross profit.

Results of Operations, page 56

18. Please provide greater detail to explain "adverse macroeconomic factors, particularly inclement weather," with respect to your enterprise customer totals and revenue per enterprise customer for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Traffic acquisition costs, page 58

19. Tell us the nature of your new bidding techniques on marketing campaigns and how they resulted in higher traffic acquisition costs.

Business, page 75

Consumer purchase intent model, page 82

20. We note your belief that the use of point-of-sale and supply chain data from retailers may benefit and distinguish local online marketing campaigns in a variety of ways. Please discuss the extent to which your platform relies on this customer provided data. Discuss the types of customers, by industries or otherwise, that provide enterprise data. Conversely, also discuss the types of industries less likely to benefit from enterprise data disclosure and the reasons underlying those business considerations.

Customer Case Studies, page 85

21. Please consider including a summary to your customer case studies indicating time periods for the information presented, how you selected those customers and products, and how those clients provide a meaningful representation of your user base. Please also explain any limitations in using these individual case studies.

22. We note you considered certain differences between the select and control stores with respect to your Starbucks and Home Depot marketing campaign launches. To balance your disclosure, and give context to your platform as a whole, please discuss some of the adjustments you made when taking into account differences between the select and control stores.

Intellectual Property, page 87

23. Please disclose, and briefly discuss, that your proprietary platform relies on third-party open source software components and licenses. We note your disclosure on page 29.

Financial Statements

Revenue Recognition, page F-8 and F-36

24. We note your conclusion that you are the principal in the arrangement. In this regard, please provide us more in-depth analysis explaining:

- Why you are deemed to be the primary obligor in the arrangement.
- How pricing is established. We note that it is based upon an "agreed-upon rate" and that each advertising placement has no determinable VSOE.
- How you add value to the service.
- How you are able to establish discretion in supplier selection through programmatic buying on real-time bidding exchanges.
- Your involvement in the determination of service specifications.

25. On page 26, you disclose that errors in the measurement of your digital marketing campaigns may cause discrepancies with your customers' measurements. For revenue recognition purposes, please tell us how you consider the need for "make-goods" or standard credits given to advertisers for campaigns that have not been delivered properly.

26. We note on page 80 that you provide your customers the results of the marketing effort both during and after the completion of the marketing campaign. Please expand your revenue recognition policy disclosure for multiple element arrangements to address this service.

Concentration of Credit Risk, page F-10

27. Per your disclosure, you did not have any customers that individually comprised a significant concentration of your accounts receivable and revenue. However, on page 17, you disclose that three agencies represented customers accounting for 41% of your revenues for the year ended December 31, 2013, and one of those agencies represented customers accounting for 18% of your revenues for the same period.   Elsewhere in your filing, you state that contracting directly with these agencies subject you to a greater credit risk than when you contract with advertisers directly. If you contract with and bill these agencies directly and hold accounts in their name, tell us why you believe that you have no significant concentration of receivables or revenue.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brad Schomber
        Chief Financial Officer
        MaxPoint Interactive, Inc.

        Richard Blake
        Glen Van Ligten
        Jared Grauer
        Meaghan Nelson
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP